December 20, 2007
By EDGAR Submission
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 6010
Washington, DC 20549
Attention: Jeffrey P. Riedler

Re:	Alseres Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed September 19, 2007
File No. 333-146171

Ladies and Gentlemen:
On behalf of Alseres Pharmaceuticals, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).
Amendment No. 1 is being filed in response to comments contained in the letter dated October 5, 2007 from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Peter G. Savas, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Staff’s letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.
On behalf of the Company, we advise you as follows:
General
Dollar value of underlying securities
1.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible note that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible note).

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Response:	The Company has revised the disclosure on page 23 of Amendment No. 1 in response to the Staff’s comment.
Payments to the investor and affiliates
2.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

Response:	The Company has revised the disclosure on page 23 of Amendment No. 1 in response to the Staff’s comment.
Potential profits on conversion
3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:
•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:
–	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

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–	if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;
•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•	the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•	the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•	the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.
If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

Response:	The Company has revised the disclosure on page 25 of Amendment No. 1 in response to the Staff’s comment.
Total potential profit from other securities
4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:
•	the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling

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shareholders, presented in a table with the following information disclosed separately:

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:
–	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

–	if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•	the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•	the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•	the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

Response:	The Company has revised the disclosure on page 26 of Amendment No. 1 in response to the Staff’s comment.

Comparison of issuer proceeds to potential investor profit
5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

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•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

•	the resulting net proceeds to the issuer; and

•	the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 3 and 4.
Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment 2 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to comment 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

Response:	The Company has revised the disclosure on page 23 of Amendment No. 1 in response to the Staff’s comment.
Prior transactions between the issuer and the selling shareholders
6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:
•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

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•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

Response:	The Company has revised the disclosure on page 26 of Amendment No. 1 in response to the Staff’s comment.

Comparison of registered shares to outstanding shares
7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:
•	the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

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In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

Response:	The Company has revised the disclosure on page 26 of Amendment No. 1 in response to the Staff’s comment.

The issuer’s intention and ability to make all note payments and the presence or absence of short selling by the selling shareholders
8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:
•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•	whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company’s common stock and, if any of the selling shareholders have an existing short position in the company’s stock, the following additional information:
•	the date on which each such selling shareholder entered into that short position; and

•	the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Response:	In order to meet its obligations under the Note Purchase Agreement, the Company will need to raise additional capital through one or more of the following: a debt financing, an equity offering, or a collaboration, merger, acquisition or other transaction with one or more pharmaceutical or biotechnology companies. The Company is currently engaged in fundraising efforts.

The Company advises the Staff that it has requested information from each of the selling stockholders as to whether or not such selling stockholders maintain an existing short position in the Company’s common stock. Based solely on this request, the Company has been advised that none of Messrs. Gipson, Gipson, Koenig or ISVP has a short

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position. Highbridge declined to provide such information to the Company.
Relationships between the issuer and selling shareholders
9.	Please provide us, with a view toward disclosure in the prospectus, with:
•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.
If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Response:	The Company advises the Staff that it has previously disclosed a description of the relationships and arrangements between and among the foregoing parties in, and that all agreements between and/or among those parties are included as exhibits to, its filings made pursuant to the Securities Exchange Act of 1934, as amended. Examples of such agreements can be found as exhibits to, and such previous disclosure can be found in the sections referenced in, the following five filings: (i) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, under “Item 1. Business — Recent Developments — March 2007 Promissory Notes”, “Item 1A. Risk Factors — Risks Related to our Financial Results”, “Item 7. Management’s Discussion and Analysis — Overview — March 2007 Promissory Notes” and “Item 8. Financial Statements — Note 5”; (ii) the Company’s definitive proxy statement filed on March 30, 2007, under “Certain Relationships and Related Transactions”, “Security Ownership of Certain Beneficial Owners” and “Proposal Four”; (iii) the Company’s definitive proxy statement filed on September 27, 2007, under “Proposal One”; (iv) the Company’s Current Report on Form 8-K filed on May 3, 2007; and (v) the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2007, under “Item 1. Financial Statements — Note 5”, “Item 1A. Risk Factors — Risks Related to our Financial Results”, “Item 2. Management’s Discussion and Analysis — Overview — Convertible Notes Payable” and “Item 2. Unregistered Sales of Equity Securities”.
The method by which the number of registered shares was determined

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December 20, 2007

10.	Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Shareholders” section of the prospectus.
Response:	As of November 30, 2007, the Company had 20,728,683 shares of common stock outstanding, of which we have been advised 10,292,208 shares were held by affiliates of the Company. The Company advises the Staff that it has limited the number of shares being registered for resale to one-third of the Company’s outstanding shares held by non-affiliates as of November 30, 2007. The Company hereby confirms that the number of shares registered in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the prospectus.
Information regarding institutional selling shareholders
11.	With respect to the shares to be offered for resale by each selling security holder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.
Response:	The Company has revised the disclosure on page 25 of Amendment No. 1 in response to the Staff’s comment.
General
12.	We note that you are registering the sale of 10,296,722 of shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

If you disagree with our analysis, please advise the staff of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:
•	The number of selling shareholders and the percentage of the overall offering made by each shareholder;

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•	The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

•	The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

•	Any relationships among the selling shareholders;

•	The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

•	The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

•	Whether or not any of the selling shareholders is in the business of buying and selling securities.
Response:	The Company respectfully submits that the transaction is a secondary offering that is eligible to be made under Rule 415(a)(1)(i). In an effort to comply with the Staff’s comment, the Company has amended the Registration Statement to reduce the number of shares of the Company’s common stock being registered for resale by the selling stockholders under this Registration Statement to 3,478,825 shares. This number is equal to one third of the Company’s total outstanding common stock held by non-affiliates on November 30, 2007. In addition, the application of the factors listed in the Staff’s comment, as well as the similar factors set forth in Telephone Interpretation 29 of the Rule 415 Telephone Interpretations (July 1997), to the facts and circumstances of the transaction supports the Company’s conclusion that the selling stockholders are not acting as a conduit for the Company and that the transaction is a true secondary offering.
(a) The number of selling shareholders and the percentage of the overall offering made by each shareholder.
There are five selling stockholders identified in the Registration Statement and the percentage of the overall number of shares being registered on behalf of each selling stockholder is as follows:

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Percentage of Overall Offering
Based on a Total of 3,478,825
Name of Selling Stockholder	being registered

Robert Gipson	12%

Thomas Gipson	12%

Arthur Koenig	12%

Highbridge International LLC	24%

Ingalls & Snyder Value Partners, L.P.	40%
Each stockholder will retain individual control and discretion over the timing of the sale of the registered shares and whether the registered shares will be sold at all. The Company will have no control over the timing, nature, and volume of sales by the selling stockholders. In addition, to the Company’s knowledge, the selling stockholders have no agreements among themselves with respect to the disposition of the registered shares. Highbridge and Ingalls & Snyder Value Partners, L.P., or ISVP, are contractually prohibited from holding over 9.99% of the Company’s outstanding stock, which could have the effect of further restricting their ability to convert a portion of their convertible notes and selling the underlying shares.
The shares registered for resale currently constitute approximately 33% of the Company’s issued and outstanding shares of capital stock held by non- affiliates of the Company. In the past, issuers engaged in PIPE transactions have frequently relied upon Rule 415(a)(1)(i) of the Securities Act of 1933 to register the resale of securities on a continuous basis. Applying the Staff’s recent guidance that the registration and resale of securities constituting less than one-third of a registrant’s issued and outstanding capital stock held by non-affiliates will not generally be deemed to constitute a primary offering to the facts described here, the resale by the selling stockholders of shares constituting approximately 33% of the Company’s issued and outstanding shares of capital stock held by non-affiliates should not be deemed a primary offering.
(b) The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities.

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The shares being registered for resale in Amendment No. 1 consist of shares issuable pursuant to the Note Purchase Agreement. Registration rights were granted to the selling stockholders pursuant to an amendment to the Note Purchase Agreement on August 13, 2007. Accordingly, the selling stockholders, with the exception of ISVP, purchased the shares initially without any intention towards resale. Moreover, the convertible notes are not eligible for conversion until December 31, 2007. Therefore, unlike an underwritten public offering, where securities are not sold to the underwriters until a registration statement covering the sale of the securities has been declared effective, the selling stockholder has been subject to economic risk on its investment for an extended period of time.
(c) The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company.
Robert Gipson is a Senior Director of Ingalls & Snyder, LLC, a General Partner of ISVP and served as a member of the Company’s board of directors from June 15, 2004 until October 28, 2004. According to a Schedule 13G/A (Amendment No. 12) filed June 12, 2007 with the Commission, Robert L. Gipson beneficially owns 5,106,004 shares of common stock and has sole power to vote or direct the vote of 5,106,004 shares and sole power to dispose or direct the disposition of 5,106,004 shares. Thomas Gipson is Robert Gipson’s brother. According to a Schedule 13G/A (Amendment No. 3) filed June 12, 2007 with the Commission, Thomas L. Gipson beneficially owns 5,186,004 shares of common stock, of which he has sole power to vote or direct the vote of 4,986,004 shares and sole power to dispose or direct the disposition of 4,986,004 shares, and of which 200,000 shares are owned by Mr. Gipson’s wife. The Company considers each of Robert Gipson and Thomas Gipson affiliates of the Company because each holds greater than 20% of the Company’s outstanding shares. According to a Schedule 13G filed December 12, 2007 with the Commission, Highbridge beneficially owns 2,400,000 shares of common stock, of which it has sole power to vote or direct the vote of 2,400,000 shares and sole power to dispose or direct the disposition of 2,400,000 shares.
However, the Staff has stated that the inclusion of an affiliate as a selling stockholder does not prevent a registered resale offering from being considered a valid secondary offering under Rule 415(a)(1)(i). Item D.38 of the Commission’s 1997 Manual of Publicly Available Telephone Interpretations (the “Telephone Interpretations”) states, “Aside from

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parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” Also, Item D.44 of the Telephone Interpretations provides that a secondary offering by a 73% owner of an issuer that is not deemed to be by or on behalf of the issuer is not restricted by Rule 415(a)(4) and may be made on an “at-the-market” basis. Similarly, Item H.20 of the Telephone Interpretations provides: “[T]he Division staff had indicated, however, that secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” As a result, even though certain selling stockholders may be deemed to be affiliates of the Company, such affiliate status does not prevent the proposed offering from being considered a valid secondary if the offering is not by or on behalf of the Company. The Company believes that this offering is not by or on behalf of the Company because none of the selling stockholders has the right to designate, or individually the ability to vote in, a director of the Company, other than in his capacity as a stockholder of the Company. In addition, there is no contractual, legal, or other relationship between the selling stockholders and the Company that would result in the Company having control over the timing and nature of the resale of the registered shares, or whether they are resold at all. Moreover, the Company is not entitled to and will not receive any of the proceeds from the sales of shares by the selling stockholders and such sales will be made by, and for the accounts of, each selling stockholder. Accordingly, the Company does not believe the selling stockholders’ relationship with the Company is indicative of an indirect primary offering on behalf of the Company.
According to a Schedule 13G/A (Amendment No. 4) filed February 12, 2007 with the Commission, Arthur Koenig beneficially owns 935,000 shares of common stock and has sole power to vote or direct the vote of 935,000 shares and sole power to dispose or direct the disposition of 935,000 shares. Prior to the convertible note transaction, Mr. Koenig participated in the Company’s private placements in March 2003, March 2005 and August 2005. Smithfield Fiduciary LLC, which the Company understands is a wholly-owned subsidiary of Highbridge International LLC, purchased Series E convertible preferred stock in December 2003. According to a Schedule 13G filed December 12, 2007 with the Commission, Smithfield Fiduciary LLC and Highbridge International LLC have shared voting power to vote 72,992 shares of common stock. To the Company’s knowledge, this is the only transaction that an affiliate of Highbridge has

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had with the Company prior to Highbridge’s convertible note purchase in May 2007. Ingalls & Snyder Value Partners, L.P. participated in the Company’s private place in July 2002. The Company does not consider Mr. Koenig, Highbridge or Ingalls & Snyder Value Partners, L.P. affiliates of the Company.
(d) Any relationships among the selling shareholders.
To the Company’s knowledge, the selling stockholders have no agreements among themselves with respect to the disposition of the registered shares.
(e) The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments.
The aggregate net proceeds of the sale of convertible notes pursuant to the Note Purchase Agreement is $25 million. The dollar value of the 3,478,825 shares being registered is approximately $9.2 million.
(f) The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise.
The convertible notes were issued to the selling stockholders in March 2007, May 2007 and August 2007. The closing price of the Company’s common stock on the dates of issuance were $2.41, $2.70 and $2.85, respectively. The conversion price per share on each issuance date was $2.50. Therefore, only the convertible notes issued in May 2007 and August 2007 for an aggregate of $16 million were issued at discount to market. The conversion price is a fixed conversion term in each convertible note and there is no possibility of additional dilution.
(g) Whether or not any of the selling shareholders is in the business of buying and selling securities.
The Company has been advised that none of the selling stockholders is in the business of buying and selling securities.
The Company does not believe that the selling stockholders are underwriters with respect to the Company’s securities. Section 2(a)(11) of the Securities Act of 1933 defines a statutory “underwriter” as “any person

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who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security...” The first part of the definition requires that in order to be an underwriter, a person must have purchased securities with a view to distribution.
At the time each convertible note was purchased, the selling stockholders represented and warranted to the Company that the purchase was for investment purposes only and not with a view to or for distributing or reselling the convertible note. The Company understands that the selling stockholders plan to sell their shares in ordinary trading transactions and not pursuant to any special selling efforts or selling methods that would characterize a distribution. The selling stockholders have assumed the economic risk of an investment in the Company’s shares, and therefore, did not purchase the shares with a view to or in connection with a distribution of such securities.
Robert Gipson and Thomas Gipson have held shares of the Company’s common stock since 2002 and 2003, respectively, and, to the Company’s knowledge, have not sold such shares pursuant to Rule 144 of the Securities Act.
Regulation M defines a “distribution” as an offering of securities that is distinguished from ordinary trading transactions by, among other things, the presence of special selling efforts and selling methods, not merely a purchase from an issuer. Regulation M also defines a “distribution participant” as an underwriter, prospective underwriter, broker, dealer, or other person who has agreed to participate or who is participating in a distribution. Each selling stockholder has advised the Company that it has not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the shares included in the Registration Statement. The Company understands that the selling stockholders plan to sell their shares in ordinary trading transactions into an independent market for their own account.
In addition, the Company’s average daily trading volume for the year ended November 30, 2007 is approximately 9,400 shares. Even if the selling stockholders began to sell their shares immediately, the sale of all of the Company common stock issuable in connection with the transactions would take over 370 days, assuming that the selling stockholders were able to sell the entire average daily trading volume each day. The selling stockholders were aware of the Company’s trading volume and must have been aware that any investment in the Company’s

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common stock would require them to hold the shares for a significant period of time.
Based on the facts and circumstances viewed in the light of the above factors, the Company has concluded that the registration of the shares is not a primary offering, and is a transaction eligible to be made under Rule 415(a)(1)(i).
* * *
     If you require additional information, please telephone the undersigned at the telephone number indicated on the first page of this letter.
Very truly yours,
/s/ Philip P. Rossetti
Philip P. Rossetti

cc:	Peter G. Savas, Alseres Pharmaceuticals, Inc.
Kenneth L. Rice, Esq., Alseres Pharmaceuticals, Inc.